LIST OF SGI INTERNATIONAL SUBSIDIARIES

As of December 31, 1999 SGI International had the following subsidiaries:

1. OCET Corporation, organized in February 1995 in the state of Delaware
2. U.S. Clean Coal Refineries, Inc. - organized in July 1994 in the state of Delaware. The Company later changed its name to SGI Development Corporation in December 1995, but continued to do business under the name U.S. Clean Coal Refineries.
3. NuCoal LLC, organized in December 1996 in the state of Delaware
4. ENCOAL Corporation -- incorporated in August 1989 in the state of Delaware
5. Assembly Manufacturing Systems Inc. -- incorporated in January 1987 in the state of California under the name Automation Tooling Systems Corporation, which was later changed to Assembly Manufacturing Systems Inc. in 1995.